SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - IR 12/18

Notice to the Market

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells electric power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), due to the news report of July 11, 2018 from Valor Econômico, later reproduced by the media in general (“News Report”), dealing mainly on an investment held by UEG Araucária Ltda. (“UEGA”), one of its indirect subsidiaries, hereby announces that it has provided clarifications through the Notices to the Market 26/17 and 29/17, disclosed on November 14 and 24, 2017, respectively, and the Material Facts 10/17, 03/18, 04/18, 06/18, 07/18, disclosed on October 11, 2017, March 23, April 12, May 10 and May 14, 2018, respectively, as well as the notes of the Financial Statements published on November 29, 2017 and May 14, 2018.

As reported through the said notices, during the preparation of the quarterly earnings release of the Company for the period ended September 30, 2017, the Management identified that the valuation and/or accounting assignment of an investment held by its indirect subsidiary UEGA could have been incorrectly recorded in the Company’s accounting records.

As a result, in compliance with the best governance practices, the Company’s Management relied on the advice of independent experts, who, with the Company’s Management, carried out internal investigation to evaluate the nature, classification and evaluation of this investment, the extent of any impacts and the conditions under which such investment was made.

The works related to the investigation were concluded in June 2018 and, given the results presented, the Financial Statements and the 20-F Report (filed with the US Securities and Exchange Commission, regulatory authority of the US capital market) were published with the report of the independent auditors without restrictions.

Due to the outcome of the investigation process, specifically in concerning the investments made by its subsidiaries, it was verified that this investment occurred in a restricted manner to the UEGA.

Notice to the Market - IR 12/18

The Company reinforces its commitment to comply with all due standards and guidelines of corporate governance and continues to adopt measures to constantly improve its internal controls focusing on maintaining its efficiency, integrity and ethics.

Curitiba, July 12, 2018.

Adriano Rudek Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date July 13, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.